                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                 REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           For the Month of         September 2002

                         BEARTOOTH PLATINUM CORPORATION
                   (Formerly Idaho Consolidated Metals Corp.)
                              (Name of Registrant)

                  10190 152A Street, 3rd Floor, Surrey, British
                     Columbia V3R 1J7 (Address of principal
                               executive offices)

        1.      First Quarter Report ended March 31, 2002

        2.      Second Quarter Report ended June 30, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
      Form 20-F |X|                         Form 40-F |_|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|  No |X|

                               B.C. FORM 51-901F

                          QUARTERLY AND YEAR END REPORT

Incorporated as part of:
                              Schedule A
                              Schedules B & C
ISSUER DETAILS:

Name of Issuer:               Idaho Consolidated Metals Corp.
Issuer Address:               225 - 4299 Canada Way, Burnaby, BC  V5G 1H3
Issuer Fax No.:               (604) 434-7045
Issuer Telephone No.:         (604) 519-4655
Contact Name:                 Ken Scott
Contact Position:             Chief Financial Officer
Contact Telephone Number:     (604) 519-4655
Contact Email Address:        Idahopgms@telus.net
Web Site Address:             www.montanaplatinum.com
For Quarter Ended:            2002/03/31
Date of Report:               2002/05/14

                                  CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE
DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY
OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE,
THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND
SCHEDULES B & C.

/s/ Delbert W. Steiner         Delbert W. Steiner            2002/05/14
----------------------

/s/ John Andrews               John Andrews                  2002/05/14
----------------------

                               IDAHO CONSOLIDATED
                                  METALS CORP.

                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  31 MARCH 2002

                        Unaudited - See Notice to Reader

                                   U.S. Funds

                         STALEY, OKADA, CHANDLER & SCOTT

                              Chartered Accountants

NOTICE TO READER
--------------------------------------------------------------------------------
We have compiled the interim consolidated balance sheet of Idaho Consolidated
Metals Corp. as at 31 March 2002 and the interim consolidated statements of changes in shareholders' equity, operations and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

A partner of Staley, Okada, Chandler & Scott is an officer of the company.
Therefore, we are not independent from these interim consolidated financial statements.
                                             /s/ Staley, Okada, Chandler & Scott

Burnaby, B.C.                                    STALEY, OKADA, CHANDLER & SCOTT
14 May 2002                                                CHARTERED ACCOUNTANTS
--------------------------------------------------------------------------------

Idaho Consolidated Metals Corp.                                      Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - See Notice to Reader
                                                 As at         As at
                                              31 March   31 December
ASSETS                                            2002          2001
--------------------------------------------------------------------
Current
   Cash                                  $     343,019  $     87,920
   Other                                        19,000        31,712
                                         ---------------------------
                                               362,019       119,632
Restricted Investments                         118,550       117,811
Plant and Equipment, net                       115,463       115,810
Property Rights                              2,648,436     2,630,660
                                         ---------------------------
                                         $   3,244,468  $  2,983,913
====================================================================
LIABILITIES
--------------------------------------------------------------------
Current
   Accounts payable - Related parties    $       9,000  $    243,812
                    - Other                    101,007       500,070
   Notes payable                                   840             -
                                         ---------------------------
                                               110,847       743,882
Share Subscriptions                                  -       353,285
Note Payable                                    36,586        37,500
                                         ---------------------------
                                               147,433     1,134,667
                                         ---------------------------
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------
Share Capital - Statement 2                 16,156,648    14,657,490
Deficit - Accumulated during the
  exploration stage - Statement 2          (13,059,613)  (12,808,244)
                                         ---------------------------
                                             3,097,035     1,849,246
                                         ---------------------------
                                         $   3,244,468  $  2,983,913
====================================================================
ON BEHALF OF THE BOARD:

/s/ Delbert W. Steiner, Director

/s/ John Andrews, Director
                           - See Accompanying Notes -

Idaho Consolidated Metals Corp.                                      Statement 2
Interim Consolidated Statement of Changes
   In Shareholders' Equity
U.S. Funds
Unaudited - See Notice to Reader

                                                                         Deficit
                                                                     Accumulated
                                            Common Shares             During the
                                      --------------------------     Exploration
                                      Shares              Amount           Stage           Total
-------------------------------------------------------------------------------------------------
Balance - 31 December 2000             33,171,201  $  12,573,110  $  (10,277,406)  $   2,295,704
   Shares issued on exercise of
     warrants                             679,000         88,206               -          88,206
   Shares issued on private
     placements, net of issuance
     costs of $23,014                   1,780,372        939,886               -         939,886
   Shares issued on exercise of
     options                              150,000         26,756               -          26,756
   Loss for the period - Statement 3            -              -        (335,252)       (335,252)
                                      -----------------------------------------------------------
Balance - 31 March 2001                35,780,573  $  13,627,958  $  (10,612,658)  $   3,015,300
=================================================================================================

Balance - 31 December 2001             37,165,623  $  14,657,490  $  (12,808,244)  $   1,849,246
   Shares issued on private
     placements, net of issuance
     costs of $10,500                   6,085,265      1,386,316               -       1,386,316
   Shares issued on exercise of
     options                              171,042        112,842               -         112,842
   Loss for the period -Statement 3             -              -        (251,369)       (251,369)
                                      -----------------------------------------------------------
Balance - 31 March 2002                43,421,930  $  16,156,648  $  (13,059,613)  $   3,097,035
=================================================================================================

                           - See Accompanying Notes -

Idaho Consolidated Metals Corp.                                      Statement 3
Interim Consolidated Statement of Operations
For the Three Months Ended 31 March
U.S. Funds
Unaudited - See Notice to Reader
                                                         2002              2001
-------------------------------------------------------------------------------
Operating Expenses
   General and administrative - Schedule 1  $         222,642  $        312,416
                                            -----------------------------------
Other (Income) Expenses
   Interest income                                       (888)           (8,227)
   Interest expense                                     1,199               424
   General property search and gold
     property holding costs                            28,416            30,639
                                            -----------------------------------
                                                       28,727            22,836
                                            -----------------------------------
Loss for the Period                         $         251,369  $        335,252
===============================================================================
Loss per Common Share                       $            0.01  $           0.01
===============================================================================
Weighted Average Number of Common
  Shares Outstanding                               40,591,632        34,376,326
===============================================================================

                           - See Accompanying Notes -

Idaho Consolidated Metals Corp.                                      Statement 4
Interim Consolidated Statement of Cash Flows
For the Three Months Ended 31 March
U.S. Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)                   2002         2001
------------------------------------------------------------------------
Operating Activities
   Loss for the period                        $    (251,369) $  (335,252)
   Items not affected by cash
     Amortization                                       347        4,095
   Changes in current assets and liabilities
     Other assets                                    12,712        1,085
     Accounts payable - Related parties            (234,812)     (23,460)
                     - Other                       (399,063)     (79,750)
                                              --------------------------
   Net cash used in operating activities           (872,185)    (433,282)
                                              --------------------------
Investing Activities
   Restricted investments                              (739)      (6,152)
   Plant and equipment                                    -      (11,707)
   Property rights                                  (17,776)     (67,898)
                                              --------------------------
   Net cash used in investing activities            (18,515)     (85,757)
                                              --------------------------
Financing Activities
   Notes payable                                        (74)      (1,309)
   Subscriptions payable                           (353,285)           -
   Share capital                                  1,499,158    1,054,848
                                              --------------------------
   Net cash provided by financing activities      1,145,799    1,053,539
                                              --------------------------
Net Increase in Cash                                255,099      534,500
   Cash position - Beginning of period               87,920       26,508
                                              --------------------------
Cash Position - End of Period                 $     343,019  $   561,008
========================================================================

                           - See Accompanying Notes -

Idaho Consolidated Metals Corp.                                       Schedule 1
Interim Consolidated Schedule of Administrative Expenses
For the Three Months Ended 31 March
U.S. Funds
Unaudited - See Notice to Reader
                                                 2002              2001
------------------------------------------------------------------------
Management fees and wages            $        137,070   $       109,936
Professional fees                              52,571           100,730
Office and general                             17,157            20,009
Travel                                          7,160            31,720
Shareholder information                         5,060            33,321
Office rent                                     2,651             7,467
Transfer agent and filing fees                    626             4,364
Amortization                                      347             4,095
Entertainment and promotion                         -               774
                                     -----------------------------------
Expenses for the Period              $        222,642   $       312,416
========================================================================

Interim Consolidated Schedule of Resource Property Costs              Schedule 2
For the Three Months Ended 31 March
U.S. Funds
Unaudited - See Notice to Reader
                                                 2002              2001
------------------------------------------------------------------------
Direct - Mineral
                                     -----------------------------------
   Montana, U.S.A.
     Geological                      $         15,562   $        49,741
     Survey and mapping                         2,214               490
     Acquisition                                    -             9,800
     Assaying                                       -               615
     Staking, filing and claim rental               -               725
     Field transportation                           -             2,157
     Camp and general                               -             4,370
                                     -----------------------------------
Costs for the Period                 $         17,776   $        67,898
========================================================================

                           - See Accompanying Notes -

Idaho Consolidated Metals Corp.
Notes to Interim Consolidated Financial Statements
31 March 2002
U.S. Funds
Unaudited - See Notice to Reader
--------------------------------------------------------------------------------
1.  Significant Accounting Policies

    The notes to the consolidated financial statements as at 31 December 2001, as set forth in the company's 2001 Annual Report substantially apply to these interim consolidated financial statements and are not repeated here.
--------------------------------------------------------------------------------
2.  Interim Consolidated Financial Statements Adjustments

    The financial information given in the accompanying unaudited interim consolidated financial statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods reported. All such adjustments are of a normal recurring nature. All financial statements presented herein are unaudited.
--------------------------------------------------------------------------------
3.  Share Capital

a)  On 7 February 2002, the Company issued 4,036,283 units, each unit consisting of one common share and one-half warrant, at C$0.35 per unit, for gross proceeds of $901,710 (C$1,412,699). Each whole warrant entitles the holder to acquire an additional common share at C$0.70 per share to 19 December
    2002.

b)  On 15 February 2002, the Company issued 1,763,669 units, each unit consisting of one common share and one-half warrant, at C$0.45 per unit, for gross proceeds of $500,000 (C$793,651). Each whole warrant entitles the holder to acquire an additional common share at C$0.70 per share to 3
    January 2003.
--------------------------------------------------------------------------------

Idaho Consolidated Metals Corp.
Notes to Interim Consolidated Financial Statements
31 March 2002
U.S. Funds
Unaudited - See Notice to Reader
--------------------------------------------------------------------------------
4.  Convertible Debenture

    As part of the private placement, which closed on 7 February 2002 was the issuance of a convertible debenture in the amount of $1,000,000 to a director of the Company. To date, the Company has not drawn down any of the funds related to this debenture, although we expect to call upon these funds as we proceed with the 2002 exploration season. The debenture is convertible into units of the Company at C$0.35 per share. Each unit consists of one common share and one half common share purchase warrant. Each full warrant entitles the holder to acquire one common share at C$0.70 for two years expiring 19 December 2003.
--------------------------------------------------------------------------------
5.  Subsequent Events

    In addition to items disclosed elsewhere in these financial statements, the following significant events occurred between 1 April 2002 and 14 May 2002:

a)         During the period to 14 May 2002, the Company issued 125,000 common shares on settlement of a debt owing in the amount of $77,264
           (C$123,065).

b)         On 18 April 2002, the Company received regulatory approval to extend the expiry date on 305,000 share purchase warrants from 25 April 2002 to 25 April 2003 at C$1.60 per share.
--------------------------------------------------------------------------------

                                   SCHEDULE B

1.  ANALYSIS OF EXPENSES AND DEFERRED COSTS

    a)  Deferred costs, exploration and development:

         See attached Schedule 2 for details.

    b)  General and administrative:

         See attached Schedule 1 for details.

2.  RELATED PARTY TRANSACTIONS

Accrued/paid wages to officers and directors                   $ 67,000
Legal fees to a firm in which a former director is a partner     15,475
Accounting fees to a firm in which an officer is a partner       11,312
                                                               --------
                                                               $ 93,787
                                                               --------

3.  SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

    a)  Securities issued:

                  Type of    Type of                   Price      Total   Type of       Commission
Date of Issue     Security   Issue          Number     (CDN)   Proceeds   Consideration Paid

---------------------------------------------------------------------------------------------------
7 February 2002   Common     Private     4,172,654   $   0.35 $  896,816  Cash          $10,500
                             placement

                             Exercise
13 February 2002  Common     of options    156,042   $   1.08 $  110,404  Cash          None

                             Private
15 February 2002  Common     placement   1,912,611   $   0.45 $  500,000  Cash          None

                             Exercise
29 March 2002     Common     of options     15,000   $   0.26 $   2,438   Cash          None
                                         ----------           -----------               -----------
                                         6,256,307            $  1,509,658              $10,500
                                         ----------           -----------               -----------

    b)  Options granted:

         None

4.  SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

    a)  Authorized share capital:
                                Dividend
                                Rate on
               Class of         Preferred        Cumulative        Redemption    Conversion
      Number    Shares          Shares             (Y/N)           Provisions    Provisions
-------------------------------------------------------------------------------------------
 100,000,000    Common          N/A                 N/A                N/A           N/A

    b)  Shares issued and outstanding:

      Number          Amount
-------------------------------
    43,421,930     $16,156,648

                             SCHEDULE B - Continued

4.  SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD - Continued

    c)  Options and warrants outstanding:

                       Exercise or
        Number    Conversion Price
     or Amount               (CDN)        Expiry Date         Recorded Value
-----------------------------------------------------------------------------
Options:
        15,000               $0.26        1 April 2002                   N/A
       150,000               $0.38        4 March 2003                   N/A
       140,000               $0.37        7 April 2004                   N/A
       986,000               $0.30        14 January 2005                N/A
       300,000               $0.38        24 March 2005                  N/A
        50,000               $0.38        25 June 2005                   N/A
     1,000,000               $0.96        9 January 2006                 N/A
     2,093,958               $1.08        15 November 2002               N/A
       850,000               $0.38        5 September 2006               N/A
       150,000               $0.38        21 September 2006              N/A
       350,000               $0.27        7 November 2006                N/A
-----------------
     6,084,958
-----------------

Warrants:
       305,000               $1.60        25 April 2002 (i)              N/A
       244,118               $1.25        7 September 2002               N/A
       647,059               $1.25        11 January 2003                N/A
       217,392               $1.25        23 January 2003                N/A
-----------------
     1,413,569
-----------------

        (i)Subsequently extended to 25 April 2003.

    d)  Shares subject to escrow or pooling agreements.

         None

5.      NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND
        FILED

        Directors:                          Officers:

         J. Andrews                         J. Andrews
         J. Ashcroft                        D. Garrett
         D. Steiner                         K. Scott
         T. Tomasovich                      W. Struck

                                Directors' Report
                       For the Quarter Ended 31 March 2002
                                  Schedule "C"
--------------------------------------------------------------------------------
To Our Shareholders:

               Management's Discussion and  Analysis  or Plan of Operation

This Schedule contains forward-looking statements. A forward looking statement may contain words such as "will continue to be," "will be," "expect to,"
"anticipates that," "to be" or "can impact." Management cautions that forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those projected in forward-looking statements.

                               Nature of Business

Idaho Consolidated Metals Corp. is a natural resources company involved in the exploration for metallic minerals including platinum, palladium, gold, silver and base metals. During the past two years, the Company has undertaken exploration work on the Stillwater Complex, located in the Stillwater and
Sweetgrass counties of Montana, U.S.A., under a lease and purchase option, a joint venture and an extensive staking and filing program. The Company also explored certain gold properties, located in the State of Idaho, U.S.A., where it held certain options and leases in mineral claims.

                       Significant Events and Transactions

On 28 January 2002, the Company announced that it had made a strategic decision to withdraw from the joint venture arrangement Chrome Corporation of America
("CCA"). The CCA area accounted for a total of 155 of the Company's 2,000 claims in the Stillwater area. The Company has decided that it is in the company's best interest to concentrate on the properties in which it has 100-per-cent ownership.

On 7 February 2002, the Company issued 4,036,283 units, each unit consisting of one common share and one-half warrant, at C$0.35 per unit, for gross proceeds of
$901,710 (C$1,412,699). Each whole warrant entitles the holder to acquire an additional common share at C$0.70 per share to 19 December 2002.

As part of the private placement, which closed on 7 February 2002 was the issuance of a convertible debenture in the amount of $1,000,000. To date, the
Company has not drawn down any of the funds related to this debenture, although we expect to call upon these funds as we proceed with the 2002 exploration season. The debenture is convertible into units of the Company at C$0.35 per share. Each unit consists of one common share and one half common share purchase warrant. Each full warrant entitles the holder to acquire one common share at
C$0.70 for two years expiring 19 December 2003.

On 15 February 2002, the Company issued 1,763,669 units, each unit consisting of one common share and one-half warrant, at C$0.45 per unit, for gross proceeds of
$500,000 (C$793,651). Each whole warrant entitles the holder to acquire an additional common share at C$0.70 per share to 3 January 2003.

By a Letter Agreement dated 7 March 2002, the Company has agreed to sell all of its gold properties located in Idaho, including the Petsite Project, Deadwood
Project and Buffalo Gulch Property. The purchaser, Canden Capital Corp.
("Canden"), is a Capital Pool Company in accordance with the policies of the
CDNX. Proceeds on the sale will be 2,400,000 shares of Canden, representing
41.8% of the issued and outstanding shares of the purchaser, after the issuance of the shares. The closing of the sale is contingent upon due diligence by the purchaser, within 10 weeks of the letter agreement, including a technical report recommending a work program of at least C$200,000 and an independent valuation at the purchaser's cost. The agreement is subject to regulatory approval, the approval of the shareholders of Canden and the completion of a formal agreement by 15 May 2002. The agreement may be terminated, should the parties not agree to the formal agreement by 15 May 2002.

On 21 March 2002, the Company announced that it had agreed to settle an outstanding debt of $202,264 (U.S.). The company agreed to a cash payment of
$125,000 (U.S.) with the remaining $77,264 (U.S.) to be settled by the issuance of 125,000 common shares of the company at a deemed value of C$0.98 per common share. The company's current market value of shares at the close of trading on
21 March 2002, was C$0.47 per share. Subsequent to the quarter end, the Company received regulatory approval and issued the shares to complete the settlement.

Between 1 April and 15 April 2002, the Company received the resignations of Mr.
D. Fraser, Mr. M. Oppenheimer and Mr. L. Riccio from the Board of Directors.

                                Reporting Period

At year-end, the Company had a working capital of $251,172, compared with a working capital deficiency of $624,250 at the 31 December 2001 year-end. The working capital position improved as a result of the gross proceeds of shares issued during the quarter exceeding the repayment of accounts payable, expenditures on our resource properties and general and administrative costs.
The Company incurred only $18,000 of expenditures and deemed expenditures on the
Stillwater Complex in the quarter, as compared to $68,000 in the first quarter of 2001. The decrease is mainly attributable to the timing of commencement of our seasonal exploration program. The Company continues to plan to expend approximately $1,000,000 on this year's drilling program on the Montana property.

During the first quarter of 2002, the Company expended approximately $223,000 on general and administrative expenses as compared to $312,000 in the first quarter of 2001. The decrease related to various cost-cutting measures including a substantial decline in legal fees.

The Company's ability to meet its obligations and maintain operations is contingent upon additional financing arrangements. For fiscal 2002, the Company has established an exploration budget of $1,000,000 on its Stillwater property and has raised the necessary funding to complete the program.

                           Related Party Transactions

Transactions with related parties are disclosed in Schedule B and include wages of $ 67,000 paid to the officers and directors of the Company, legal fees of
$15,475 paid to a firm in which a former director is a partner and accounting fees of $11,312 paid to a firm in which an officer is a partner.

                          Investor Relations Activities

During 2001, the Company brought its investor relations activities in-house through the hiring of Ms. Diane Garrett.

                                Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the
Company conducted the following transactions after 31 March 2002:

        c)      During the period to 14 May 2002, the Company issued 125,000 common shares on settlement of a debt owing in the amount of
                $77,264 (C$123,065).

        d)      On 18 April 2002, the Company received regulatory approval to extend the expiry date on 305,000 share purchase warrants from
                25 April 2002 to 25 April 2003 at C$1.60 per share.

The Company looks forward to 2002 and the continued exploration of the
Stillwater Complex.

On Behalf of the Board of Directors,

/s/ John Andrews
John Andrews

                                B.C. FORM 51-901F

                          QUARTERLY AND YEAR END REPORT

Incorporated as part of:
                                                Schedule A
                                                Schedules B & C
ISSUER DETAILS:

Name of Issuer:             Beartooth Platinum Corporation
                            (formerly Idaho Consolidated Metals Corp.)
Issuer Address:             3rd Floor, 10190 152A Avenue, Surrey, B.C.  V3R 1J7
Issuer Fax No.:             604-585-8377
Issuer Telephone No.:       604-580-5907
Contact Name:               Ken Scott
Contact Position:           Chief Financial Officer
Contact Telephone Number:   604-580-5907
Contact Email Address:      idahopgms@telus.net
Web Site Address:           www.montanaplatinum.com
For Quarter Ended:          2002/06/30
Date of Report:             2002/07/29

                                  CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE
DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY
OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE,
THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND
SCHEDULES B & C.

     /s/Delbert W. Steiner                    Delbert W. Steiner                                                                  July 29, 2002
---------------------------
     /s/John Andrews                          John Andrews                                                                        July 29, 2002
---------------------------

                         BEARTOOTH PLATINUM CORPORATION

                   (formerly Idaho Consolidated Metals Corp.)

                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  30 JUNE 2002

                        Unaudited - See Notice to Reader

                                   U.S. Funds

                         STALEY, OKADA, CHANDLER & SCOTT

                              Chartered Accountants

NOTICE TO READER
--------------------------------------------------------------------------------
We have compiled the interim consolidated balance sheet of Beartooth Platinum
Corporation (formerly Idaho Consolidated Metals Corp.) as at 30 June 2002 and
the interim consolidated statements of changes in shareholders' equity, operations and cash flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

A partner of Staley, Okada, Chandler & Scott is an officer of the company.
Therefore, we are not independent from these interim consolidated financial statements.
                                             /s/ Staley, Okada, Chandler & Scott
Burnaby, B.C.                                    STALEY, OKADA, CHANDLER & SCOTT
29 July 2002                                               CHARTERED ACCOUNTANTS
--------------------------------------------------------------------------------

Beartooth Platinum Corporation                                       Statement 1
(formerly Idaho Consolidated Metals Corp.)
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - See Notice to Reader
ASSETS                                            As at               As at
                                                30 June         31 December
                                                   2002                2001
----------------------------------------------------------------------------
Current
     Cash                                $      239,443      $       87,920
     Other assets                               176,397              31,712
                                         -----------------------------------
                                                415,840             119,632
Restricted Investments                          119,272             117,811
Plant and Equipment                             107,365             115,810
Property Rights                               2,008,018           2,630,660
                                         -----------------------------------
                                         $    2,650,495      $    2,983,913
============================================================================
LIABILITIES
----------------------------------------------------------------------------
Current
     Accounts payable - Related parties  $       43,359      $      243,812
                      - Other                    55,780             500,070
     Current portion of notes payable               840                   -
                                         -----------------------------------
                                                 99,979             743,882
Notes Payable                                    36,498              37,500
Subscription Payable                                  -             353,285
                                         -----------------------------------
                                                136,477           1,134,667
                                         -----------------------------------

SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------
Share Capital - Statement 2                  16,259,161          14,657,490
Deficit - Accumulated during the
Exploration Stage - Statement 2             (13,745,143)        (12,808,244)
                                         -----------------------------------
                                              2,514,018           1,849,246
                                         -----------------------------------
                                         $    2,650,495      $    2,983,913
============================================================================
ON BEHALF OF THE BOARD:

/s/ Delbert W. Steiner, Director

/s/ John Andrews, Director

                           - See Accompanying Notes -

Beartooth Platinum Corporation                                       Statement 2
(formerly Idaho Consolidated Metals Corp.)
Interim Consolidated Statement of Changes
     In Shareholders' Equity
U.S. Funds
Unaudited - See Notice to Reader

                                                                          Deficit
                                                                      Accumulated
                                                                       During the
                                                Common Shares         Exploration
                                            Shares         Amount           Stage         Total
------------------------------------------------------------------------------------------------
Balance - 31 December 2000                33,171,201  $ 12,573,110  $ (10,277,406)  $ 2,295,704
  Shares issued on exercise of warrants    1,004,050       349,832              -       349,832
  Shares issued on private placements,
    net of issuance costs of $66,000       2,390,372     1,488,333              -     1,488,333
  Shares issued on exercise of options       300,000        67,634              -        67,634
  Loss for the period - Statement 3                -             -       (779,719)     (779,719)
                                        --------------------------------------------------------
Balance - 30 June 2001                    36,865,623  $ 14,478,909  $ (11,057,125)  $ 3,421,784
================================================================================================

Balance - 31 December 2001                37,165,623  $ 14,657,490  $ (12,808,244)  $ 1,849,246
  Shares issued on settlement of debt        125,000        47,046              -        47,046
  Shares issued on private placements,
    net of issuance costs of $58,397       6,085,265     1,327,919              -     1,327,919
  Shares issued on exercise of options       646,042       226,706              -       226,706
  Loss for the period - Statement 3                -             -       (936,899)     (936,899)
                                        --------------------------------------------------------
Balance - 30 June 2002                    44,021,930  $ 16,259,161  $ (13,745,143)  $ 2,514,018
================================================================================================

                           - See Accompanying Notes -

Beartooth Platinum Corporation                                       Statement 3
(formerly Idaho Consolidated Metals Corp.)
Interim Consolidated Statement of Operations
U.S. Funds
Unaudited - See Notice to Reader

                                                    2002                            2001
                                        ----------------------------   ------------------------------
                                         Three Months     Six Months    Three Months       Six Months
                                        Ended 30 June  Ended 30 June   Ended 30 June    Ended 30 June
-----------------------------------------------------------------------------------------------------
Operating Expenses
     General and administrative -
       Schedule 1                         $ 150,898      $ 373,540     $     418,826    $    731,242
                                          -----------------------------------------------------------
Other Expenses (Income)
     Interest income                         (7,373)        (8,261)           (6,741)        (14,968)
     Interest expense                         1,975          3,174               205             629
     General property search
       and gold property holding costs       19,207         47,623            32,177          62,816
     Write-off capitalized resource
       property costs                       549,764        549,764                 -               -
     Gain on settlement of debt             (30,218)       (30,218)                -               -
     Loss on sale of plant and equipment      1,277          1,277                 -               -
                                          -----------------------------------------------------------
                                            (15,132)        13,595            25,641          48,477
                                          -----------------------------------------------------------
Loss for the Period                       $ 685,530      $ 936,899     $     444,467    $    779,719
=====================================================================================================
Loss per Basic and Diluted Share          $    0.02     $     0.02     $        0.01    $       0.02
=====================================================================================================
Weighted Average Number of Common
  Shares Outstanding                     43,726,984     43,102,569        35,988,911      35,290,668
=====================================================================================================

                           - See Accompanying Notes -

Beartooth Platinum Corporation                                       Statement 4
(formerly Idaho Consolidated Metals Corp.)
Interim Consolidated Statement of Cash Flows
U.S. Funds
Unaudited - See Notice to Reader

                                                                            2002                        2001
                                                                  ------------------------    -----------------------
                                                                     Three             Six       Three            Six
                                                                    Months          Months      Months         Months
Cash Resources Provided By (Used In)                                 Ended           Ended       Ended          Ended
                                                                   30 June         30 June     30 June        30 June
----------------------------------------------------------------------------------------------------------------------
Operating Activities
     Loss for the period                                         $ (685,530)   $  (936,899)   $(444,467)   $  (779,719)
     Items not affecting cash
        Amortization                                                  5,053          5,400        6,106         10,201
        Loss on disposal of plant and equipment                       1,277          1,277            -              -
        Gain on settlement of debt                                  (30,218)       (30,218)           -              -
        Write-off capitalized resource property costs               549,764        549,764            -              -
     Changes in current assets and liabilities
        Other assets                                               (143,397)      (130,685)     (25,339)       (24,254)
        Accounts payable
           - Related parties                                         34,359       (200,453)      (8,173)       (31,633)
           - Other                                                   32,037       (367,026)     217,085        137,335
                                                                 -----------------------------------------------------
     Net cash used in operating activities                         (236,655)    (1,108,840)    (254,788)      (688,070)
                                                                 -----------------------------------------------------
Investing Activities
     Property rights                                                 76,654         58,878     (382,918)      (450,816)
     Plant and equipment                                              1,768          1,768      (28,813)       (40,520)
     Restricted investments                                            (722)        (1,461)     (20,611)       (26,763)
                                                                 -----------------------------------------------------
     Net cash provided by (used in) investing activities             77,700         59,185     (432,342)      (518,099)
                                                                 -----------------------------------------------------
Financing Activities
     Share capital                                                   55,467      1,554,625      850,951      1,905,799
     Subscription payable                                                 -       (353,285)           -              -
     Repayment of notes payable                                         (88)          (162)      (1,338)        (2,647)
                                                                 -----------------------------------------------------
     Net cash provided by financing activities                       55,379      1,201,178      849,613      1,903,152
                                                                 -----------------------------------------------------
Net Increase (Decrease) in Cash                                    (103,576)       151,523      162,483        696,983
     Cash position - Beginning of period                            343,019         87,920      561,008         26,508
                                                                 -----------------------------------------------------
Cash Position - End of Period                                    $  239,443    $   239,443    $ 723,491    $   723,491
======================================================================================================================
Schedule of Non-Cash Investing and Financing Activities:
     Common stock issued for debt settlement                     $   47,046    $    47,046    $       -    $         -
     Investment received for option receipts                     $   14,000    $    14,000    $       -    $         -
======================================================================================================================

                           - See Accompanying Notes -

Beartooth Platinum Corporation                                        Schedule 1
(formerly Idaho Consolidated Metals Corp.)
Interim Consolidated Schedule of General and
     Administrative Expenses
U.S. Funds
Unaudited - See Notice to Reader

                                                  2002                                     2001
                                  -----------------------------------   -------------------------------------
                                     Three Months          Six Months         Three Months         Six Months
                                    Ended 30 June       Ended 30 June        Ended 30 June      Ended 30 June
-------------------------------------------------------------------------------------------------------------
Management fees and wages         $      58,316      $        195,386     $       131,033    $     240,969
Professional fees                        30,985                83,556             127,110          227,840
Shareholder information                  28,784                33,844              60,000           93,321
Travel                                   10,878                18,038              46,420           78,140
Transfer agent and filing fees           10,724                11,350               5,745           10,109
Office rent                               5,074                 7,725              13,544           21,011
Amortization                              5,053                 5,400               6,106           10,201
Office and general                        1,084                18,241              28,541           48,550
Entertainment and promotion                   -                     -                 327            1,101
                                  ---------------------------------------------------------------------------
Expenses for the Period           $     150,898      $        373,540     $       418,826    $     731,242
=============================================================================================================

Interim Consolidated Schedule of Resource Property Costs              Schedule 2
U.S. Funds
Unaudited - See Notice to Reader

                                                  2002                                     2001
                                  -----------------------------------   -------------------------------------
                                     Three Months          Six Months         Three Months         Six Months
                                    Ended 30 June       Ended 30 June        Ended 30 June      Ended 30 June
-------------------------------------------------------------------------------------------------------------
Direct - Mineral
     Montana, U.S.A.
         Camp and general         $      46,399      $         64,175     $        12,873    $      17,243
         Geophysical                      7,770                 7,770               4,134            4,134
         Trenching                        1,962                 1,962                   -                -
         Field transportation             1,401                 1,401              40,914           43,071
         Geological                       1,200                 1,200             136,384          186,125
         Sampling                           894                   894                   -                -
         Survey and mapping                 720                   720               1,229            1,719
         Staking, filing and
           claim rental                       -                     -                   -              725
         Assaying                             -                     -              75,598           76,213
         Acquisition                          -                     -               9,500           19,300
         Drilling                             -                     -             102,286          102,286
         Option receipts               (151,000)             (151,000)                  -                -
                                  ---------------------------------------------------------------------------
Costs (Recovery) for the Period   $     (90,654)     $        (72,878)    $       382,918    $     450,816
=============================================================================================================

                           - See Accompanying Notes -

Beartooth Platinum Corporation
(formerly Idaho Consolidated Metals Corp.)
Notes to Interim Consolidated Financial Statements
30 June 2002
U.S. Funds
Unaudited - See Notice to Reader
--------------------------------------------------------------------------------
1.    Name Change

      On 24 July 2002, the Company changed its name to Beartooth Platinum
Corporation.
--------------------------------------------------------------------------------
2.    Significant Accounting Policies

      The notes to the consolidated financial statements as at 31 December 2001, as set forth in the Company's 2001 Annual Report substantially apply to these interim consolidated financial statements and are not repeated here.
--------------------------------------------------------------------------------
3.    Change in Accounting Policy

      The Company has adopted the new recommendations of CICA Handbook Section
      3870, Stock-based compensation and other stock-based payments. It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002. The Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

      Non-Employees

      The standard requires that all stock-based  awards made to non-employees be measured and recognized using a fair value based method.

      Employees

      The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.
--------------------------------------------------------------------------------
4.    Interim Consolidated Financial Statements Adjustments

      The financial information given in the accompanying unaudited interim consolidated financial statements reflects all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods reported. All such adjustments are of a normal recurring nature. All financial statements presented herein are unaudited.
--------------------------------------------------------------------------------

Beartooth Platinum Corporation
(formerly Idaho Consolidated Metals Corp.)
Notes to Interim Consolidated Financial Statements
30 June 2002
U.S. Funds
Unaudited - See Notice to Reader
--------------------------------------------------------------------------------
5.    Share Capital

a)          On 7 February 2002, the Company issued 4,036,283 units, each unit consisting of one common share and one-half warrant, at C$0.35 per unit, for gross proceeds of $901,710 (C$1,412,699). Each whole warrant entitles the holder to acquire an additional common share at
            C$0.70 per share to 19 December 2002.

b)          On 15 February 2002, the Company issued 1,763,669 units, each unit consisting of one common share and one-half warrant, at C$0.45 per unit, for gross proceeds of $500,000 (C$793,651). Each whole warrant entitles the holder to acquire an additional common share at C$0.70 per share to 3 January 2003.

      c)    Share Purchase Options

            The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest as to 25% on the grant date and 25% each six months thereafter.

          i)   A summary of the  Company's  options at 31 December  2001 and the changes for the period are as follows:

     Number                                                  Number
Outstanding                                             Outstanding          Exercise
31 December                                                 30 June             Price
       2001  Issued   Exercised   Forfeited    Expired         2002         Per Share         Expiry Date
------------------------------------------------------------------------------- --------------------------
     30,000       -    (15,000)           -   (15,000)            -      $0.26               1 April 2002
    150,000       -   (150,000)           -          -            -      $0.38               4 March 2003
    140,000       -           -    (75,000)          -       65,000      $0.37               7 April 2004
    986,000       -           -           -          -      986,000      $0.30            14 January 2005
    300,000       -           -           -          -      300,000      $0.38              24 March 2005
     50,000       -    (50,000)           -          -            -      $0.38               25 June 2005
  1,000,000       -   (287,500)   (237,500)          -      475,000      $0.38             9 January 2006
  2,250,000       -   (156,042)           -          -    2,093,958      $1.08           15 November 2002
    850,000       -    (12,500)    (75,000)          -      762,500      $0.38           5 September 2006
    150,000       -           -           -          -      150,000      $0.38          21 September 2006
    350,000       -           -           -          -      350,000      $0.27            7 November 2006
          - 650,000           -           -          -      650,000      $0.71                27 May 2007
------------------------------------------------------------------------------- --------------------------
  6,256,000 650,000   (671,042)   (387,500)   (15,000)    5,832,458
------------------------------------------------------------------------------- --------------------------

Beartooth Platinum Corporation
(formerly Idaho Consolidated Metals Corp.)
Notes to Interim Consolidated Financial Statements
30 June 2002
U.S. Funds
Unaudited - See Notice to Reader
--------------------------------------------------------------------------------

5.    Share Capital - Continued

            ii)   The fair value of stock options used to calculate compensation expense for employees is estimated using the Black-Scholes
                  Option Pricing Model with the following weighted average
                  assumptions as at 30 June 2002:

Risk-free interest rate                              4.64%
Expected dividend yield                               Nil
Expected stock price volatility                    113.84%
Expected option life in years                        3.00

                  The pro forma effect on net less and loss per share for the period ended 30 June 2002 of the actual results has the
                  Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
      Reported                                 $ (387,135)
      Pro-forma                                  (439,840)

Basic and diluted loss per share
      Reported                                      (0.01)
      Pro-forma                                     (0.01)

                  Options pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair
                  value of the Company's stock options.
--------------------------------------------------------------------------------
6.    Convertible Debenture

      As part of the private placement, which closed on 7 February 2002 was the issuance of a convertible debenture in the amount of $1,000,000 to a director of the Company. To date, the Company has not drawn down any of the funds related to this debenture, although we expect to call upon these funds as we proceed with the 2002 exploration season. The debenture is convertible into units of the Company at C$0.35 per share. Each unit consists of one common share and one half common share purchase warrant.
      Each full warrant entitles the holder to acquire one common share at
      C$0.70 for two years expiring 19 December 2003.
--------------------------------------------------------------------------------

                                   SCHEDULE B

1.    ANALYSIS OF EXPENSES AND DEFERRED COSTS

      a)    Deferred costs, exploration and development:

               See attached Schedule 2 for details.

      b)    General and administrative:

               See attached Schedule 1 for details.

2.    RELATED PARTY TRANSACTIONS

Accrued/paid wages to officers and directors                  $ 131,567
Legal fees to a firm in which a former director is a partner     15,475
Accounting fees to a firm in which an officer is a partner       31,573
                                                              ---------
                                                              $ 178,615
                                                              ---------

3.    SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

      a)    Securities issued:

                     Type of                                  Price          Total  Type of          Commission
Date of Issue       Security   Type of Issue      Number      (CDN)       Proceeds  Consideration    Paid
------------------- ---------- --------------------------------------------------------------------------------
8 April 2002        Common     Debt             125,000     $   0.60     $   47,046    Debt           None
                               Settlement
                               Exercise of
10 May 2002         Common     options          150,000     $   0.38     $   35,705    Cash           None
                               Exercise of
21 May 2002         Common     options           30,000     $   0.38     $    7,157    Cash           None
                               Exercise of
22 May 2002         Common     options           25,000     $   0.38     $    6,174    Cash           None
                               Exercise of
28 May 2002         Common     options          120,000     $   0.38     $   28,630    Cash           None
                               Exercise of
29 May 2002         Common     options           50,000     $   0.38     $   11,929    Cash           None
                               Exercise of
6 June 2002         Common     options           25,000     $   0.38     $    6,180    Cash           None
                               Exercise of
10 June 2002        Common     options           50,000     $   0.38     $   11,929    Cash           None
                               Exercise of
14 June 2002        Common     options           25,000     $   0.38     $    6,180    Cash           None
                                                -------                  ----------                   ----
                                                600,000                  $  160,930                   $Nil
                                                -------                  ----------                   ----

      b)    Options granted:

                                                                       Exercise
                                                                        Price
Date Granted      Number  Name of Optionee  Description of Optionee     (CDN)      Expiry Date
------------------------------------------------------------------------------------------------
27 May 2002      150,000    J. Andrews             Director             $0.71       27 May 2007
27 May 2002      100,000    D. Steiner             Director             $0.71       27 May 2007
27 May 2002       50,000    T. Tomasovich          Director             $0.71       27 May 2007
27 May 2002       50,000    J. Ashcroft            Director             $0.71       27 May 2007
27 May 2002       50,000    J. Clucas              Director             $0.71       27 May 2007
27 May 2002      100,000    W. Struck              Employee             $0.71       27 May 2007
27 May 2002      100,000    D. Garrett             Employee             $0.71       27 May 2007
27 May 2002       50,000    K. Scott               Employee             $0.71       27 May 2007
                 -------
                 650,000
                 -------

                             SCHEDULE B - Continued

4.    SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD - Continued

      a)    Authorized share capital:

                                         Dividend Rate on                                    Redemption      Conversion
             Number   Class of Shares    Preferred Shares         Cumulative (Y/N)           Provisions      Provisions
-----------------------------------------------------------------------------------------------------------------------
        100,000,000      Common              N/A                        N/A                     N/A             N/A

      b)    Shares issued and outstanding:

                Number                    Amount
             ----------                -----------
             44,021,930                $16,259,161

      c)    Options and warrants outstanding:

               Exercise or
    Number     Conversion
    or Amount  Price (CDN)       Expiry Date             Recorded Value
-----------------------------------------------------------------------
Options:
      65,000       $0.37         7 April 2004                   N/A
     986,000       $0.30         14 January 2005                N/A
     300,000       $0.38         24 March 2005                  N/A
     475,000       $0.38         9 January 2006                 N/A
   2,093,958       $1.08         15 November 2002               N/A
     762,500       $0.38         5 September 2006               N/A
     150,000       $0.38         21 September 2006              N/A
     350,000       $0.27         7 November 2006                N/A
     650,000       $0.71         27 May 2007                    N/A
   ---------
   5,832,458
   ---------

Warrants:
     305,000       $1.60         25 April 2003                  N/A
     244,118       $1.25         7 September 2002               N/A
     647,059       $1.25         11 January 2003                N/A
     217,392       $1.25         23 January 2003                N/A
   2,018,141       $0.70         19 December 2002               N/A
     881,834       $0.70         3 January 2003                 N/A
------------
   4,313,544
------------

      d)    Shares subject to escrow or pooling agreements.

               None

5.    NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Directors:                                      Officers:

         J. Andrews                                       J. Andrews
         J. Ashcroft                                      D. Garrett
         D. Steiner                                       K. Scott
         T. Tomasovich                                    W. Struck
         J. Clucas
         R. Keays

                                Directors' Report
                       For the Quarter Ended June 30, 2002
                                  Schedule "C"
--------------------------------------------------------------------------------
To Our Shareholders:

          Management's Discussion and Analysis or Plan of Operation

This Schedule contains forward-looking statements. A forward looking statement may contain words such as "will continue to be," "will be," "expect to,"
"anticipates that," "to be" or "can impact." Management cautions that forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those projected in forward-looking statements.

          Nature of Business

Idaho Consolidated Metals Corp. is a natural resources company involved in the exploration for metallic minerals including platinum, palladium, gold, silver and base metals. During the past two years, the Company has undertaken exploration work on the Stillwater Complex, located in the Stillwater and
Sweetgrass counties of Montana, U.S.A., under a lease and purchase option, a joint venture and an extensive staking and filing program. The Company also explored certain gold properties, located in the State of Idaho, U.S.A., where it held certain options and leases in mineral claims.

          Significant Events and Transactions

On March 21, 2002, the Company announced that it had agreed to settle an outstanding debt of $202,264 (U.S.). The company agreed to a cash payment of
$125,000 (U.S.) with the remaining $77,264 (U.S.) to be settled by the issuance of 125,000 common shares of the company at a deemed value of C$0.98 per common share. The company's current market value of shares at the close of trading on
March 21, 2002, was C$0.47 per share. On April 8, 2002, the Company received regulatory approval and issued the shares to complete the settlement.

Between April 1 and April 15, 2002, the Company received the resignations of Mr.
D. Fraser, Mr. M. Oppenheimer and Mr. L. Riccio from the Board of Directors.

On April 18, 2002 the regulatory authorities consented to an extension in the expiry date of 305,000 warrants at C$1.60 per share from April 25, 2002 to April
25, 2003.

On May 2, 2002,  the Company  announced the  appointment of Mr. J. Clucas to the
Board of  Directors.  Mr.  Clucas has over 30 years of  experience in the mining industry.

On May 22, 2002, the Company announced it had commenced its 2002 exploration program with a ground geophysics program to follow-up on the airborne geophysical program completed in 2000. The program was scheduled to last several weeks and to cover 100,000 line feet of survey followed by interpretation, modelling and evaluation of the results.

On June 3, 2002, the Company received notification that its joint venture partner was terminating the Stillwater West agreement prior to earning any interest in the claims.

On June 25, 2002, the Company announced the initial interpretations of the ground geophysics program and plans for 7,000 feet of follow-up drilling in two phases.

On July 15, 2002, the Company filed a suit against First Choice Industries Ltd., its former joint venture partner on the Stillwater West property, in order to remedy certain alleged breaches by the former joint venture partner in relation to the agreement.

          Reporting Period

At year-end, the Company had a working capital of $315,861, compared with a working capital deficiency of $624,250 at the December 31, 2001 year-end. The working capital position improved as a result of the gross proceeds of shares issued during the period exceeding the repayment of accounts payable, expenditures on our resource properties and general and administrative costs.
The Company incurred only $78,122 of expenditures on the Stillwater Complex in the period, as compared to $450,816 in the first six months of 2001. During the period, we have recorded option receipts receivable of $137,000 from our former joint venture partner and have received shares in our former joint venture partner at a deemed value of $14,000. Our actual expenditures less these option receipts, yields a net recovery of exploration expenditures of $72,878 to June
30, 2002. The decrease is mainly attributable to the timing of commencement of our seasonal exploration program. The Company continues to plan to expend approximately $1,000,000 on this year's drilling program on the Montana property.

During the first six months of 2002, the Company expended $373,540 on general and administrative expenses as compared to $731,242 in the first six months of
2001. The decrease related to various cost-cutting measures including office closures and a substantial decline in legal fees.

Our loss for the six months ended June 30, 2002 increased from $779,719 for the first six months of 2001 to $936,899. The increase relates to a write-off in
2002 of capitalized resource property costs of $549,764 due to the decision to abandon the Platinum Fox lease agreement.

The Company's ability to meet its obligations and maintain operations is contingent upon additional financing arrangements. For fiscal 2002, the Company has established an exploration budget of $1,000,000 on its Stillwater property and has raised the necessary funding to complete the program.

          Related Party Transactions

Transactions with related parties are disclosed in Schedule B and include wages of $131,567 paid to the officers and directors of the Company, legal fees of
$15,475 paid to a firm in which a former director is a partner and accounting fees of $31,573 paid to a firm in which an officer is a partner.

          Investor Relations Activities

During 2001,  the Company  brought its investor  relations  activities  in-house through the hiring of Ms. Diane Garrett.

          Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the
Company conducted the following transactions after June 30, 2002:

a)   Issued 275,000 shares on exercise of options for cash proceeds of $70,815.

The Company looks forward to the upcoming drill program as we continued
exploration of the Stillwater Complex.

On Behalf of the Board of Directors,

/s/ John Andrews
John Andrews

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Beartooth Platinum Corporation: SEC File No. 000-2072
                        -----------------------------------------------------
                                             (Registrant)

  Date: September 5, 2002           By:     /s/ John E. Andrews
--------------------------------------------------------------------------------
                                           John E. Andrews
                                           President and Chief Executive Officer